American Southwest Holdings, Inc.
4225 North Brown Avenue
Scottsdale, Arizona 85251
Telephone:  (480) 946-4006

November 29, 2005

Securities and Exchange Commission
Division Of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Southwest Holdings, Inc. Registration Statement No. 333-49104

Ladies and Gentlemen:

American Southwest Holdings, Inc. (the “Company”) hereby requests the withdrawal of the Registration Statement on Form SB-2, No. 333-49104 (the “Registration Statement”), because the Company no longer wishes to sell the securities to be registered thereunder. The Company sold no securities under the Registration Statement.

If you have any questions, please contact our securities counsel, Michael K. Hair, P.C. at (480) 443-9657.

Very truly yours,

American Southwest Holdings, Inc.

By:	/s/ Alan Doyle

Alan Doyle President and Chief Executive Officer